For period ending March 31, 2008					Exhibit  77-C

File No. 811-7096




Investment Grade Municipal Income Fund Inc.


At the annual meeting of shareholders held on January 17, 2008, the Funds shareholders elected directors. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.